AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

June 5, 2015

Via Electronic Transmission

Dominic J. Minore, Esq.

Senior Counsel – Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pacific Funds Series Trust (formerly named Pacific Life Funds)
Request for Selective Review
Post-Effective Amendment No. 115 (File Nos. 333-61366, 811-10385)

Dear Mr. Minore:

On May 8, 2015, Pacific Funds Series Trust (the “Trust”) filed the above referenced Post-Effective Amendment (“PEA”) No. 115 (the “Amendment”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended. The Amendment does not raise novel or complex issues of law or policy, and is scheduled to become effective seventy-five (75) days after filing.

As discussed with Mark Karpe of our office on June 2, 2015, pursuant to SEC Release No. 33-6510 (February 15, 1984), the Administrator on behalf of the Trust respectfully requests selective review of the Amendment on the basis that the disclosure in the Amendment is substantially similar to the disclosure contained in registration statements previously reviewed by the Commission staff in PEA No. 111 (as filed January 30, 2015) and PEA No. 106 (as filed October 1, 2014), other than the following:

•	Class P Prospectus
¡	Name changes for the Trust, the Funds and its distributor (reflecting a business decision and, with respect to the Funds, not implicating Rule 35d-1)
¡	Registration of PF Mid-Cap Value Fund, along with applicable management disclosures and the addition of a new risk, Equity Initial Public Offering (“IPO”) Risk
¡	Edits to the Principal Investment Strategies of Pacific Funds Floating Rate Income, PF Inflation Managed Fund, PF Managed Bond Fund, PF Emerging Markets Debt Fund, PF Growth Fund, PF Large-Cap Growth Fund, PF Mid-Cap Growth Fund, PF Emerging Markets Fund, PF International Large-Cap Fund, PF International Value Fund, PF Real Estate Fund, PF Currency Strategies Fund, and PF Global Absolute Return Fund
¡	Changes to the performance sections for PF Emerging Markets Debt Fund (removing the returns of certain components of the composite benchmark)
¡	Enhancements to the following risks: Currency Risk, Derivatives Risk, Floating Rate Loan Risk, Forward Commitments Risk, Interest Rate Risk, Issuer Risk, and Market and Regulatory Risk

Dominic J. Minore, Esq.

June 5, 2015

¡	Revisions to certain index definitions
¡	Portfolio manager changes for PF Inflation Managed Fund, PF Managed Bond Fund, PF Short Duration Bond Fund, PF Small-Cap Value, and PF Currency Strategies Fund
¡	Edits to the investment valuation section
¡	Renewal of expense caps
¡	Renewal of fee waivers and the addition of a fee waiver for PF Inflation Managed Fund

•	Class A, B, C, I, R, Advisor Shares Prospectus
¡	Name changes for the Trust, the Funds and its distributor (reflecting a business decision and, with respect to the Funds, not implicating Rule 35d-1)
¡	Edits to the Principal Investment Strategies for the Portfolio Optimization Funds, Pacific Funds Floating Rate Income and Pacific Funds Diversified Alternatives
¡	Changes to the performance sections for Pacific Funds Portfolio Optimization Conservative and Pacific Funds Portfolio Optimization Aggressive-Growth (changes to the composite benchmark); and for Pacific Funds Diversified Alternatives and Pacific Funds Limited Duration High Income (adding inaugural performance)
¡	Enhancements to the following risks: Asset Allocation Fund of Funds Risk, Correlation Risk, Currency Risk, Debt Securities Risk, Derivatives Risk, Floating Rate Loan Risk, Interest Rate Risk, Issuer Risk, and Market and Regulatory Risk
¡	Revisions to certain index definitions
¡	Edits to the investment valuation section
¡	Addition of a portfolio manager to the Portfolio Optimization Funds and Pacific Funds Diversified Alternatives
¡	Removal of the performance of comparable accounts section
¡	Modifications to and renewals of expense caps
¡	Renewal of fee waiver

Corresponding changes have been made to the Trust’s Statement of Additional Information (“SAI”), as well as updates to SAI sections for certain managers on compensation and material conflicts of interest.

In addition, the PF Precious Metals Fund was liquidated earlier this year, resulting in the deletion of all references to that fund and its sub-adviser from the Amendment.

We have previously provided marked-to-show documents reflecting all changes.

If you have any questions or further comments regarding this matter, please contact me.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Laurene E. MacElwee, Pacific Life Fund Advisors LLC
Robin Yonis, Esq., Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP